Exhibit 12.1
First Merchants Corporation
Computation of the Consolidated Ratio of
Earnings to Fixed Charges and the Consolidated Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	2008	2007	2006	2005	2004

FIXED CHARGES:
Interest Expense on Deposits	67,581	89,921	74,314	46,121	33,844
Interest Expense on Other Borrowings	22,508	27,692	24,197	19,959	17,741
Building Rent	2,932	2,799	2,789	3,069	3,301
Equipment Rent	—	—	—	—	—

Total Blding and Equip Rent	2,932	2,799	2,789	3,069	3,301

Rental Expense 66.67%	1,955	1,866	1,859	2,046	2,201
Imputed Interest Expense 33.33%	977	933	930	1,023	1,100
Interest Capitalized	—	—	—	—	—
Fixed Charges Excluding Interest on Deposits	23,485	28,625	25,127	20,982	18,841
Fixed Charges Including Interest on Deposits	91,066	118,546	99,441	67,103	52,685

EARNINGS:
Net Income from Continuing Operations before Taxes	28,721	42,982	42,393	43,535	42,596
Plus: Fixed Charges Excluding Interest on Deposits	23,485	28,625	25,127	20,982	18,841
Less: Interest Capitalized	—	—	—	—	—

	52,206	71,607	67,520	64,517	61,437

EARNINGS:
Net Income from Continuing Operations before Taxes	28,721	42,982	42,393	43,535	42,596
Plus: Fixed Charges Including Interest on Deposits	91,066	118,546	99,441	67,103	52,685
Less: Interest Capitalized	—	—	—	—	—

	119,787	161,528	141,834	110,638	95,281

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES:
Excluding Interest on Deposits	2.22	2.50	2.69	3.07	3.26
Including Interest on Deposits	1.32	1.36	1.43	1.65	1.81

CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS:
Excluding Interest on Deposits	2.22	2.50	2.69	3.07	3.26
Including Interest on Deposits	1.32	1.36	1.43	1.65	1.81